Room 4561

September 25, 2006

Dr. Meir D. Burstin
Chairman of the Board of Directors
LanOptics Ltd.
1 Hatamar Street
P.O. Box 527
Yokneam 20692 Israel

> **Re: LanOptics Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **File No. 0-20860**

Dear Dr. Burstin:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting

cc: Via facsimile: (212) 732-3232
         Steve Glusband
         Carter Ledyard & Milburn LLP